Date:   September 22, 2010

Mr. Ryan Rohn
Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-551-3739
Fax: 202-772-9210

Re:	iTrackr Systems, Inc.
Comments on Form 8-K, Item 4.02
Filed September 14, 2010
File No. 000-52810

Please find enclosed our responses to your comments faxed to us on September 20, 2010 concerning our Form 8-K.  Please feel free to contact John Rizzo at 561-213-4458 (phone) or jrizzo@itrackr.com if you have any questions or require further information.

We acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ John Rizzo
John Rizzo, CEO

iTrackr Responses to SEC Comments on Form 8-K filed on September 14, 2010

1. We have updated our 8-K to show the correct File #.  We do not believe that it is appropriate to use an incorrect file number.

2. We have updated our 8-K to further explain the facts underlying our restatements and to expand our disclosure to provide a more detailed explanation of the information provided to us by our auditor.

3. We have sent our Form 8-K/A to our auditor and have provided their response as an exhibit to our Form 8-K/A.

4. When we restate our periodic reports we will describe the effect the restatements had on our officer’s conclusions regarding the effectiveness of our disclosure controls and procedures.